March 25, 2026

U.S. Securities and Exchange Commission	By EDGAR
Division of Corporation Finance Office of Industrial Applications and Services 100 F Street, NE Washington DC 20549 Attn: Michael Fay, Li Xiao

RE:	Electromed, Inc.
Form 10-K for Fiscal Year Ended June 30, 2025
File No. 001-34839

Ladies and Gentlemen:

On behalf of Electromed, Inc. (“we”, “us”, “our” or “Electromed”) we hereby submit our response to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated March 16, 2026  (the “Comment Letter”) regarding our Form 10-K for the fiscal year ended June 30, 2025 (the “Report”).  For convenience, the text of the comment in the Comment Letter has been duplicated in bold type to precede our response.

Form 10-K For the Fiscal Year Ended June 30, 2025

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

1.

We note the increase in Homecare revenue was due to an increase in direct sales representatives and higher net revenues per approval. Please describe for us and in future filings the amount of increase that is due to higher volume versus higher net revenues per approval. Please also describe the reasons for the higher net revenues per approval.

For the year ended June 30, 2025, homecare revenue increased by $7.8 million, or 15.7%, compared to the prior fiscal year. Approximately $5.8 million of the increase in revenue was due to higher volume, which was driven by additional direct sales representatives, and approximately $2.0 million was due to higher net revenues per approval. Net revenues per approval increased due to an annual Medicare reimbursement rate increase as well as favorable changes in patient payer mix because a higher proportion of approvals were from payers with higher reimbursement rates relative to the prior year.

In future filings, beginning with our quarterly report on Form 10-Q for the fiscal quarter ending March 31, 2026, we plan to similarly describe any portions of changes in homecare revenue that may be attributable to changes in volume or net revenues per approval and, where material, the reasons for any such changes.

Financial Statements

Accounts Receivable, page F-8

2.

Please provide us and in future filings a rollforward of the allowance for credit losses, as set forth in ASC 326-20-50-13. In addition, please provide us and in future filings the amount of accounts receivable that have been outstanding for greater than one year for the Balance Sheet dates presented and December 31, 2025.

Electromed’s accounts receivable balance consists of homecare receivables, which are primarily due from commercial and governmental insurance payers, such as Medicare, the Veterans Administration, and Medicaid, and non-homecare receivables, which primarily relate to distributor and hospital customers. Homecare receivables are subject to reimbursement agreements, and the primary uncertainty related to these receivables is the amount of consideration to which Electromed is entitled under applicable reimbursement contracts, rather than the payer’s ability to pay. Accordingly, Electromed accounts for this uncertainty by estimating variable consideration in accordance with Accounting Standards Codification (“ASC”) 606, which reduces the transaction price and the revenue recognized at the inception of the transaction. After consideration of historical collection experience, payer creditworthiness, and the nature of reimbursement arrangements, Electromed has not experienced material credit losses related to homecare receivables. As a result, the allowance for credit losses under ASC 326 is minimal and primarily relates to receivables from distributor and hospital customers.

Receivables from distributor and hospital customers, which are not subject to the same reimbursement structures as insurance payers, are also evaluated for expected credit losses in accordance with ASC 326.

Electromed estimates expected credit losses for accounts receivable based on historical loss data, adjusted for current conditions, reasonable and supportable forecasts, and external data points such as macroeconomic factors.

In prior filings, the Company did not include a rollforward of the allowance for credit losses because management concluded that, given the minimal activity and stable balance, such disclosure would not have provided incremental decision‑useful information to financial statement users. Electromed acknowledges the staff’s comment and intends to include in future filings, beginning with our annual report on Form 10-K for the fiscal year ending June 30, 2026, a rollforward of the allowance for credit losses, whether or not any changes occurred during the period(s) covered by the report. The following rollforward was prepared in accordance with ASC 326-20-50-13 for the periods presented in the Report:

Electromed has not experienced write-offs due to credit losses in recent periods; however, the allowance has been maintained to reflect the potential for future losses as revenues continue to grow.

Electromed also intends to more specifically disclose in future filings, beginning with our quarterly report on Form 10-Q for the fiscal quarter ending March 31, 2026, the amount of accounts receivable outstanding for greater than one year as of each balance sheet date presented. Accounts receivable outstanding for greater than one year totaled $931,000, $430,000 and $484,000 as of June 30, 2024, June 30, 2025, and December 31, 2025, respectively.

Electromed’s accounts receivable balance contains amounts due from Medicare. Under the Medicare program, cash collection occurs through interim payments and final settlement over approximately thirteen months. Electromed has determined that this collection period represents its normal operating cycle. In accordance with ASC 210‑10‑45, Electromed classifies its Medicare receivables as current assets. We intend to supplement our disclosure in future filings to similarly explain our approach to the Medicare operating cycle.

Note 2. Revenues, page F-11

3.

Please provide us and in future filings the qualitative and quantitative disclosures related to the significant judgments, and changes in judgments, including information related to inputs and assumptions, as it relates to you estimating variable consideration. Refer to ASC 606-10-50-1(b), 50-17(b), and 50-20. As a related matter, consider disclosing in future filings the amount of capped installment payments as you disclose that the related transactions constitute a primary portion of your variable consideration.

Electromed’s transaction prices include estimates of variable consideration, that primarily relate to capped installment payment arrangements with third‑party payers and patient responsibility amounts, including deductibles, coinsurance, copayments, and similar amounts. Estimating variable consideration requires significant judgment, including selecting estimation methodologies, evaluating historical payment experience, and assessing factors that may affect future collections.

Electromed estimates variable consideration using the expected value method, as it best predicts the amount of consideration to which Electromed expects to be entitled, given the large number of contracts with similar characteristics and a wide range of possible outcomes. In applying this method, management considers quantitative inputs such as historical claims approval rates, payment timing and recovery patterns, historical termination experience, and patient demographic data, as well as qualitative factors including changes in insurance coverage, mortality, patient utilization patterns, and other relevant circumstances. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Estimates of variable consideration are evaluated at contract inception and reassessed each reporting period. Changes in estimates may result from updated information regarding payer behavior, patient status, or other changes in facts and circumstances, and such changes are reflected as adjustments to revenue in the period of change.

Capped installment payment arrangements represent the majority of Electromed’s variable consideration. For the periods presented, amounts subject to capped installment payment arrangements represented a significant portion of net revenues, accounting for approximately 96% of homecare net revenues in the homecare market. Electromed’s estimates of consideration related to these arrangements are based on historical payment and termination patterns and are subject to contractual caps that limit the total consideration to which Electromed may be entitled.

In future filings beginning with our quarterly report on Form 10-Q for the fiscal quarter ending March 31, 2026, Electromed plans to supplement its disclosures to provide additional qualitative and quantitative information regarding the significant judgments, any changes in those judgements, and the inputs and assumptions we use in estimating variable consideration. We also expect to quantify the portion of homecare net revenues that is subject to capped installment payment arrangements.

Please contact me at +1 (952) 758-9299 should you have any questions or additional comments regarding the above responses.

Very truly yours,

ELECTROMED, INC.

By /s/ Bradley M. Nagel

Bradley M. Nagel

Chief Financial Officer

cc: James L. Cunniff, President and Chief Executive Officer

  Thomas M. Fadden III, Senior Director, Corporate Controller
  Joshua L. Colburn, Faegre Drinker Biddle & Reath LLP